Exhibit 99.1

Cellectis to Present at the American Society of Gene & Cell Therapy Annual Meeting

NEW YORK--(BUSINESS WIRE)--April 25, 2017--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS; Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells, today announced that data on its gene-edited allogeneic off-the-shelf CAR T-cell immunotherapies (UCART) will be presented at the ASGCT 20th Annual Meeting. The meeting will be held from May 10th to 13th, 2017 in Washington, D.C., USA.

Oral presentation:

Development of Gene Edited Allogeneic CAR T-Cell Therapy
Philippe Duchateau, PhD. Chief Executive Officer, Cellectis

Session: 300 - Clinical Advancement of Gene Editing-Moving New Science to the Clinic - Organized by the Clinical Trials and Regulatory Affairs Committee

Friday, May 12, 2017 from 8:35 AM to 9:10 AM EST
Lincoln 2, 3, 4

Poster presentations:

176 - Genome-Wide Analysis of TALEN® Activity in Primary Cells
Brian Busser, Sonal Temburni, Aymeric Duclert, Philippe Duchateau and Laurent Poirot

Session: Gene Targeting and Gene Correction I
Wednesday May 10, 2017 at 5:30 PM EST
Exhibit Hall A & B South

114 - UCART22: An Allogeneic Adoptive Immunotherapy for Leukemia Targeting CD22 with CAR T-cells
Anne-Sophie Gautron, Cécile Schiffer-Mannioui, Alan Marechal, Severine Thomas, Agnes Gouble, Laurent Poirot, Julianne Smith

Session: Cancer-Immunotherapy, Cancer Vaccines I
Wednesday May 10, 2017 from 5:30 PM to 7:30pm EST
Exhibit Hall A & B South

372 - Manufacturing of Gene-Modified Mouse CAR T-Cells
Laurent Poirot, Brian Busser, Sonal Temburni, Philippe Duchateau

Session: Gene Targeting and Gene Correction II
Thursday May 11, 2017 from 5:15 PM to 7:15 PM EST
Exhibit Hall A & B South

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene-edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 17 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases as well as its pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by the Cellectis Group

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
Media:
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
IR:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com